Exhibit 12
Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (Loss) from continuing operations attributable to MDC Partners Inc.	$(31,076)	$(2,797)	$(139,663)	$(80,311)	$(82,315)
Additions:
Income taxes (recovery)	5,664	12,422	(4,367)	9,553	41,735
Noncontrolling interest in earnings of consolidated subsidiaries	9,054	6,890	6,461	6,863	8,429
Fixed charges, as shown below	73,184	69,001	113,188	55,453	50,006
Distributions received from equity-method investees	652	726	3,096	1,288	4,584
	88,554	89,039	118,378	73,157	104,754
Subtractions:
Equity in income (loss) of nonconsolidated affiliates	1,058	1,406	281	633	213
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	1,058	1,406	281	633	213
Earnings (loss) as adjusted	56,420	84,836	(21,566)	(7,787)	22,226
Fixed charges:
Interest on indebtedness, expensed or capitalized	55,633	53,018	92,936	42,003	39,621
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	2,270	2,247	7,762	2,249	2,175
Interest within rent expense	15,281	13,736	12,490	11,201	8,210
Total fixed charges	$73,184	$69,001	$113,188	$55,453	$50,006
Ratio of earnings to fixed charges	N/A	1.23	N/A	N/A	N/A
Dollar amount deficiency	$16,764	N/A	$134,754	$63,240	$27,780